CWS Investments Inc

5242 Port Royal Rd #1785

Springfield, VA 22151

June 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. John Stickel

Re:

CWS Investments Inc

Post-Qualification Amendment #6 on Form 1-A, as amended (the “Offering Statement”)

CIK 0001920508

Form 1-A POS Filed April 22, 2024

File No. 024-11857

Request for Withdrawal Pursuant to Rule 477 of Post-Qualification Amendment No. 6 to Form 1-A filed under Form type 1-A POS

Dear Mr. Stickel

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), CWS Investments Inc (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) withdraw the above referenced filing on Form 1-A POS. No securities have been sold under the previously filed Form 1-A POS.

We appreciate the SEC’s assistance with the above referenced filing. Should you or your office have any questions, please feel free to contact Andrew Nelson Esq., counsel to the Company, at (213-590-Company. (Chris Seveney, CEO of the Company.(703-988-2054).

Sincerely,

/s/ Christopher Seveney
CEO - CWS Investments Inc

Cc: Andrew Nelson, Esq.